UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BOULDER BRANDS, INC.

(Name of Subject Company (issuer))

SLOPE ACQUISITION INC.

a wholly owned subsidiary of

PINNACLE FOODS INC.

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

101405108

(CUSIP Number of Class of Securities)

M. Kelley Maggs, Esq.

Executive Vice President, Secretary and General Counsel

Pinnacle Foods Inc.

399 Jefferson Road

Parsippany, New Jersey 07054

(973) 541-6620

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Robert I Townsend, III, Esq.

Jonathan L. Davis, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Slope Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pinnacle Foods Inc., a Delaware corporation (the “Company”), for all of the outstanding shares of common stock of Boulder Brands, Inc., a Delaware corporation (“Boulder”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of November 24, 2015, by and among the Company, Purchaser and Boulder.

The tender offer referred to in this filing has not yet commenced. This filing, including the exhibits hereto, are for informational purposes only and they are neither an offer to purchase nor a solicitation of an offer to sell shares of Boulder’s common stock. At the time any such tender offer is commenced, the Company will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and Boulder will file a Solicitation/Recommendation Statement relating to such tender offer with the SEC. Boulder’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that Boulder’s stockholders should consider prior to making any decisions with respect to such tender offer. Once filed, stockholders of Boulder will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov.

EXHIBIT INDEX

99.1	Transcript of Conference Call held by the Company on November 24, 2015.